UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND

SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(x)	Annual report pursuant to Section 15 (d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2011

OR

( )	Transition report pursuant to Section 15 (d) of the Securities Exchange Act of 1934

For the transition period from _ _ _ _ _ _ _ _ _ _ to _ _ _ _ _ _ _ _ _ _

Commission File Number _ _ _ _ _ _ _ _ _ _

A.        Full title of the plan and the address of the plan, if different from that of the issuer named below:

ANHEUSER-BUSCH DEFERRED INCOME STOCK

PURCHASE AND SAVINGS PLAN

One Busch Place

St. Louis, Missouri 63118

B.        Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ANHEUSER-BUSCH INBEV SA/NV

Brouwerijplein 1, 3000 Leuven

Belgium

Index

Page

Reports Of Independent Registered Public Accounting Firms	1 - 2

Financial Statements

Statement Of Net Assets Available For Benefits	3

Statement Of Changes In Net Assets Available For Benefits	4

Notes To Financial Statements	5 - 15

Supplementary Information

Schedule Of Assets Held At End Of Year	16

Exhibits

Exhibit 23.1—Consent of Independent Registered Public Accounting Firm—Grant Thornton LLP

Exhibit 23.2—Consent of Independent Registered Public Accounting Firm—PricewaterhouseCoopers LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the

Anheuser-Busch Deferred Income Stock Purchase and Savings Plan

We have audited the accompanying statement of net assets available for benefits of the Anheuser-Busch Deferred Income Stock Purchase and Savings Plan (the “Plan”) as of December 31, 2011, and the related statement of changes in net assets available for benefits for the nine-month period ending December 31, 2011. These financial statements are the responsibility of the Plan’s management.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011, and the changes in net assets available for benefits for the nine-month period ending December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2011, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP

Chicago, Illinois

June 25, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of

the Anheuser-Busch Deferred Income

Stock Purchase and Savings Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Anheuser-Busch Deferred Income Stock Purchase and Savings Plan (the “Plan”) at March 31, 2011 and the changes in net assets available for benefits for the year ended March 31, 2011 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

St. Louis, Missouri

September 6, 2011

ANHEUSER-BUSCH DEFERRED INCOME

STOCK PURCHASE AND SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2011	March 31, 2011

Assets
Investments, At Fair Value
Common/collective funds	$2,494,496,012	$2,814,847,607
A-B InBev Company ADR fund	98,379,850	99,236,540
Short-term investment fund	232,428	206,461

Total Investments, At Fair Value	2,593,108,290	2,914,290,608

Receivables
Notes receivable from participants	81,202,310	87,711,592
Non-elective company contribution	105,367	—

Total Receivables	81,307,677	87,711,592

Net Assets Available For Benefits	$2,674,415,967	$3,002,002,200

See the accompanying notes to financial statements.	Page 3

ANHEUSER-BUSCH DEFERRED INCOME

STOCK PURCHASE AND SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	For The Nine Months Ended December 31, 2011	For The Year Ended March 31, 2011

Additions To Net Assets Attributed To:
Contributions
Participants	$49,556,060	$70,809,832
Company	22,701,775	42,919,064
Rollovers	948,561	1,377,200

Total Contributions	73,206,396	115,106,096

Deductions From Net Assets Attributed To:
Distributions to participants	(340,315,439)	(462,655,041)
Administrative expenses	(1,214,190)	(683,113)

Total Deductions	(341,529,629)	(463,338,154)

Investment Income (Loss)
Net appreciation (depreciation) in fair value of investments	(74,404,982)	258,740,970
Dividends	2,136,086	433,630

Net Investment Income (Loss)	(72,268,896)	259,174,600

Interest Income From Notes Receivable From Participants	3,039,483	4,933,411

Transfer In From Merged Plan	9,966,413	—

Net Decrease	(327,586,233)	(84,124,047)

Net Assets Available For Benefits - Beginning Of Year	3,002,002,200	3,086,126,247

Net Assets Available For Benefits - End Of Year	$2,674,415,967	$3,002,002,200

See the accompanying notes to financial statements.	Page 4

ANHEUSER-BUSCH DEFERRED INCOME

STOCK PURCHASE AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 And March 31, 2011

1.	Plan Description

The following description of the Anheuser-Busch Deferred Income Stock Purchase and Savings Plan (the Plan) is provided for general informational purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

Effective January 1, 2012, the Plan’s name was changed to the Anheuser-Busch 401(k) Savings and Retirement Plan.

General

The Plan is a defined contribution plan covering all eligible employees of Anheuser-Busch Companies, LLC (the Company) and certain subsidiaries of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Effective January 1, 2012, the Plan Year was changed to the twelve month period ending each December 31. Prior to this change, the Plan Year was the twelve month period ending each March 31. The change in Plan Year resulted in a short plan year during 2011, beginning April 1, 2011 and ending December 31, 2011.

Plan Merger

Effective as of the close of business on December 30, 2011, all accounts and assets of the Anheuser-Busch Defined Contribution Retirement Plan for covered wholesaler operations (the Wholesaler Retirement Plan) were merged into the Plan. All active eligible employees of the Wholesaler Retirement Plan were eligible participants in the Plan as of the merger date.

Plan Administration

The Plan’s named fiduciaries are the Company, as Plan Sponsor and Plan Administrator, and the Trustee. As Plan Sponsor, the Company has the right to amend the Plan and designate the Plan’s named fiduciaries. The Trustee, The Bank of New York Mellon, has the authority to invest, manage and control the assets of the trust in accordance with the provisions of the Plan and the master trust agreement.

ANHEUSER-BUSCH DEFERRED INCOME

  STOCK PURCHASE AND SAVINGS PLAN

Notes To Financial Statements (Continued)

Eligibility

Each employee of a participating employer of the Company is generally eligible to participate in the Plan after completing one year of service, during which the employee worked 1,000 hours. Certain employees of certain participating employers are eligible to participate immediately upon hire. Participation by eligible employees is voluntary.

Effective January 1, 2012, the Plan was amended to allow immediate participation in the Plan for employees of a participating employer. Employees classified as part-time, seasonal and temporary will continue to be required to complete one year of service, during which the employee works 1,000 hours, to become eligible for participation in the Plan.

Contributions

A participant may contribute from 1% to 50% of base pay through payroll deductions for before-tax contributions and/or after-tax contributions, subject to limitations as set forth in the Plan document and by the Internal Revenue Code (the Code). Certain highly compensated employees are limited to a 10% before-tax contribution rate, a 10% after-tax contribution rate and a 14% total contribution rate.

Participants who are at least age 50 may also make before-tax catch-up contributions to the Plan on an unmatched basis, subject to Internal Revenue Service (IRS) limits.

The Company contributes a matching cash contribution amount on a paycheck-by-paycheck basis, up to a certain percentage of base pay contributed by a participant to the Plan. For the nine months ended December 31, 2011, the Company’s matching contribution rate was 100% on the first 4.5% of base pay contributed by participants. For the year ended March 31, 2011, the Company’s matching contribution rate was 91.68% on the first 6% of base pay contributed by participants.

ANHEUSER-BUSCH DEFERRED INCOME

  STOCK PURCHASE AND SAVINGS PLAN

Notes To Financial Statements (Continued)

The Company also makes an annual non-elective company contribution to certain participants of certain participating employers or collective bargaining units who are employed as of December 31, or who have terminated employment due to retirement, death or disability. The non-elective contribution is based on a percentage of a participant’s annual calendar year base pay received. The contribution rates range from 2.0% to 4.5%. The non-elective Company contribution for the calendar year ended December 31, 2011 was $105,367 and was invested in participant accounts on March 30, 2012.

Vesting

Participants are immediately vested in their voluntary contributions and rollover contributions, plus investment earnings.

Company matching contributions vest upon completion of two years of service. Company non-elective contributions vest upon completion of three years of service. Company contributions also vest upon termination of employment by reason of death, permanent disability, entry into military service, layoff exceeding 12 months, termination of employment for any reason after reaching age 60, or in the event of a “change in control” of the Company, as defined by the Plan.

Participant Wholesaler Retirement Plan accounts merged into the Plan on December 30, 2011 vest upon completion of three years of service.

Effective January 1, 2012, the Plan was amended to vest Company matching contributions upon completion of three years of vesting service for participants hired on or after January 1, 2012.

Forfeitures

Forfeitures result from a participant’s termination of employment before the participant is 100% vested in Company contributions. Forfeited nonvested amounts are used to reduce future Company contributions and were $120,763 during the nine months ended December 31, 2011 and $376,313 during the year ended March 31, 2011. The unused forfeiture balance as of December 31, 2011 was $412,181, representing unused forfeitures from the Wholesaler Retirement Plan merged into the Plan on December 30, 2011.

ANHEUSER-BUSCH DEFERRED INCOME

  STOCK PURCHASE AND SAVINGS PLAN

Notes To Financial Statements (Continued)

Payment Of Benefits

The Plan permits in-service withdrawals, as defined in the Plan document, subject to certain restrictions. Distributions for terminations are made in lump sums and are comprised of the market value of participants’ contributions and vested Company contributions.

Notes Receivable From Participants

A participant may borrow from vested account balances, subject to certain conditions. The minimum loan amount is $1,000; the maximum amount is the lesser of $50,000 less the highest outstanding loan balance under the Plan during the one-year period ending on the day before the loan is made, or 50% of the vested account balance. A participant may have not more than two loans outstanding at any time. The interest rate for the life of the loan is set quarterly at the prime rate plus one percentage point as of the beginning of the quarter. The term of a loan for the purchase of a principal residence may be up to ten years; the term of a loan for any other reason may not exceed five years.

Administrative Expenses

The Company may pay all expenses incurred in the administration of the Plan, including Trustee fees, but is not obligated to do so. From April 1, 2010 through June 30, 2010, all administrative expenses incurred were paid by the Company. Effective July 1, 2010, all administrative expenses (recordkeeping fees, Trustee fees, custodian fees, audit fees, administrative salaries, etc.) incurred are charged to participant accounts.

Asset Management Fees

Plan participants are charged for asset management fees based on fund balances. Asset management fees are accrued daily by the Trustee based on participant balances in each fund.

Plan Termination

The Company intends to continue the Plan indefinitely. However, the Company may at any time and for any reason, subject to the provisions of ERISA, suspend or terminate the Plan provided that such action does not adversely affect the rights of any participant under the Plan. Such termination would result in the immediate and full vesting of each participant’s account balance. The Trustee would then retain the assets until otherwise distributable under the Plan.

ANHEUSER-BUSCH DEFERRED INCOME

  STOCK PURCHASE AND SAVINGS PLAN

Notes To Financial Statements (Continued)

2.	Summary Of Significant Accounting Policies

Basis Of Accounting

The accompanying financial statements have been prepared using the accrual method of accounting with the exception of benefit payments, which are recorded when paid.

Use Of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

Investments Valuation And Income Recognition

Investments are reported at fair market value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 5 for further discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in fair value of investments includes the Plan’s gains and losses on investments bought and sold, as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are recorded as a distribution based upon the terms of the Plan document.

ANHEUSER-BUSCH DEFERRED INCOME

  STOCK PURCHASE AND SAVINGS PLAN

Notes To Financial Statements (Continued)

3.	Recent Accounting Pronouncements

In May 2011, the FASB issued guidance to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with generally accepted accounting principles in the Unites States of America and International Financial Reporting Standards. The amendments are of two types: (i) those that clarify the application of existing fair value measurement and disclosure requirements and (ii) those that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The update is effective for annual periods beginning after December 15, 2011. Plan management is in the process of evaluating the impact of the adoption of this guidance on the Plan’s financial statements.

4.	Investments

The following table presents the fair value of investments that represent 5% or more of the Plan’s net assets available for benefits as of:

	December 31, 2011		March 31, 2011

SSgA Treasury G Unit	$606,446,246		$—
BNY Mellon EB DL Non-SL	548,905,086		—
BNY Mellon EB DL Non-SL Market Completion Index Fund	398,398,799		—
SSgA U.S. Intermediate Government/Credit			—
Bond Index Fund - Class A	256,039,285		249,747,115
BNY Mellon EB DL Non-SL Aggregate Bond Index Fund	241,876,319		—
SSgA Global Equity EX U.S.	149,918,487		—
SSgA International Index Fund - Class I	58,543,719	*	280,926,497
SSgA Yield Enhanced Short Term Investment Fund - Class A	—		731,287,611
BNY Mellon EB DL Market Completion Index Fund	—		530,937,576
BNY Mellon EB DL Aggregate Bond Index Fund	—		260,831,014
BNY Mellon EB DL Stock Index Fund	—		643,253,351

*	Investment does not represent 5% or more of the Plan’s net assets available for benefits at December 31, 2011.

ANHEUSER-BUSCH DEFERRED INCOME

  STOCK PURCHASE AND SAVINGS PLAN

Notes To Financial Statements (Continued)

Plan investments include the A-B InBev Company ADR Fund (the ADR Fund), an employer securities fund. Participant investments that are directed to the ADR Fund are used to purchase Anheuser-Busch InBev American Depositary Receipts (ADRs), which represent the right to receive shares of Anheuser-Busch InBev common stock. Anheuser-Busch InBev ADRs are publicly traded in U.S. dollars on the New York Stock Exchange in the United States. Shares of Anheuser-Busch InBev common stock are publicly traded on the Euronext exchange in Brussels, Belgium.

Under the ADR Fund, the Company offered up to 30,000,000 Anheuser-Busch InBev ADRs on an S-8 registration statement filed in March 2010.

Participants may invest up to 33% of participant contributions, Company matching contributions and rollover contributions into the ADR Fund, or may transfer up to 33% of accumulated investments into the ADR Fund.

The Plan’s investments appreciated (depreciated) in value, including gains and losses on investments bought and sold, as well as held during the periods, as follows:

	For The Nine Months Ended December 31, 2011	For The Year Ended March 31, 2011

Common/collective funds	$(81,612,988)	$251,134,085
A-B InBev Company ADR fund	7,208,006	7,606,885

	$(74,404,982)	$258,740,970

5.	Fair Value Measurements

The Plan follows current accounting guidance, which provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

ANHEUSER-BUSCH DEFERRED INCOME

  STOCK PURCHASE AND SAVINGS PLAN

Notes To Financial Statements (Continued)

Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability; and

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for investments measured at fair value:

Common/Collective Funds

Valued at net asset values (NAV) of the underlying investments as reported by the fund managers at the end of the Plan year.

A-B InBev Company ADR Fund And Short-Term Investment Fund

The fair value of the Plan’s interest in the ADR Fund and short-term investment fund are based on quoted market prices on the last day of the Plan year.

ANHEUSER-BUSCH DEFERRED INCOME

  STOCK PURCHASE AND SAVINGS PLAN

Notes To Financial Statements (Continued)

The methods described above may produce fair value calculations that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth, by level within the fair value hierarchy, the Plan’s investments measured at fair value on a recurring basis as of:

	December 31, 2011
	Quoted Prices In Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Observable Inputs (Level 3)	Total

Assets
Common/collective funds
Index funds (1)	$—	$947,303,885	$—	$947,303,885
Equity funds (2)	—	149,918,487		149,918,487
International funds (3)	—	58,543,719	—	58,543,719
Bond funds (4)	—	579,454,364	—	579,454,364
Fixed income funds (5)	—	608,885,882	—	608,885,882
Target date funds (6)	—	150,389,675	—	150,389,675
A-B InBev Company ADR fund	98,379,850	—	—	98,379,850
Short-term investment fund	232,428	—	—	232,428

Total assets at fair value	$98,612,278	$2,494,496,012	$—	$2,593,108,290

	March 31, 2011
	Quoted Prices In Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Observable Inputs (Level 3)	Total

Assets
Common/collective funds
Index funds (1)	$—	$1,174,190,927	$—	$1,174,190,927
Equity funds (2)	—	59,330,664	—	59,330,664
International funds (3)	—	292,726,099	—	292,726,099
Bond funds (4)	—	510,578,129	—	510,578,129
Fixed income funds (5)	—	778,021,788	—	778,021,788
A-B InBev Company ADR fund	99,236,540	—	—	99,236,540
Short-term investment fund	206,461	—	—	206,461

Total assets at fair value	$99,443,001	$2,814,847,607	$—	$2,914,290,608

(1)	Investment funds seek to follow the performance of the S&P 500 Index and the Dow Jones U.S. Completion Stock Market Index. These funds allow for daily redemptions with no unfunded commitments.

ANHEUSER-BUSCH DEFERRED INCOME

  STOCK PURCHASE AND SAVINGS PLAN

Notes To Financial Statements (Continued)

(2)	Investment funds seek to provide long-term appreciation through investments that are well diversified by industry. These funds allow for daily redemptions with no unfunded commitments.

(3)	Investment funds seek to invest in equities of developed and emerging markets outside of the U.S. These funds allow for daily redemptions with no unfunded commitments.

(4)	Investment funds seek to invest in long-term bonds providing the preservation of capital and fixed income. These funds allow for daily redemptions with no unfunded commitments.

(5)	Investment funds seek to provide current income, while preserving capital and liquidity. These funds allow for daily redemptions with no unfunded commitments.

(6)	Investment funds include a balanced portfolio to provide income, capital appreciation and liquidity based on projected retirement dates. These funds allow for daily redemptions with no unfunded commitments.

There have been no changes in valuation methodologies as of December 31, 2011 or March 31, 2011.

6.	Tax Status Of The Plan

The Plan received a favorable determination letter from the IRS dated November 29, 2001, indicating that the Plan qualifies under the applicable provisions of Section 401 of the Code, and is therefore exempt from federal income taxes. The Plan has since been amended and restated as of April 1, 2010, and has filed for a new determination letter from the IRS. The Plan has been amended since the date of the restatement. The new determination letter is pending; however, the Plan Administrator believes that the Plan has continued to be designed and operated in compliance with the applicable requirements of the Code.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS or other applicable taxing authorities. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for Plan years prior to 2008.

ANHEUSER-BUSCH DEFERRED INCOME

  STOCK PURCHASE AND SAVINGS PLAN

Notes To Financial Statements (Continued)

7.	Party-in-Interest Transactions

Certain Plan investments are units of collective employee benefit trust funds managed by the Plan’s Trustee. In addition, the Plan holds an investment in Company ADRs. Therefore, these transactions qualify as allowable party-in-interest transactions.

8.	Risks And Uncertainties

Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the statement of net assets available for benefits.

ANHEUSER-BUSCH DEFERRED INCOME

STOCK PURCHASE AND SAVINGS PLAN

EIN: 43-1162835 PLAN NUMBER: 059

SCHEDULE OF ASSETS HELD AT END OF YEAR

December 31, 2011

(b) (a) Identity Of Issuer, Borrower, Lessor Or Similar Party	(c) Description Of Investment Including Maturity Date, Rate Of Interest, Collateral, Par, Or Maturity Value	(d) Cost		(e) Current Value

* BNY Mellon EB DL Non-SL Market Completion Index Fund	Common/collective fund; 3,343,339 shares	*	*	$398,398,799
* BNY Mellon EB DL Non-SL Stock Index Fund	Common/collective fund; 2,539,586 shares	*	*	548,905,086
* BNY Mellon EB DL Non-SL Aggregate Bond Index Fund	Common/collective fund; 1,995,745 shares	*	*	241,876,319
SSgA U.S. Intermediate Government/Credit Bond Index Fund - Class A	Common/collective fund; 23,194,618 shares	*	*	256,039,285
SSgA International Index Fund - Class A	Common/collective fund; 4,869,310 shares	*	*	58,543,719
SSgA Treasury G Unit	Common/collective fund; 60,644,625 shares	*	*	606,446,246
SSgA Global Equity EX U.S. A Unit	Common/collective fund; 17,284,119 shares	*	*	149,918,487
SSgA U.S. TIPS A Unit	Common/collective fund; 7,647,192 shares	*	*	81,538,760
SSgA Target Income A Unit	Common/collective fund; 240,395 shares	*	*	2,439,636
SSgA Target 2010 A Unit	Common/collective fund; 342,807 shares	*	*	3,543,962
SSgA Target 2015 A Unit	Common/collective fund; 1,719,068 shares	*	*	17,884,176
SSgA Target 2020 A Unit	Common/collective fund; 3,924,968 shares	*	*	40,430,431
SSgA Target 2025 A Unit	Common/collective fund; 3,612,931 shares	*	*	36,953,487
SSgA Target 2030 A Unit	Common/collective fund; 2,352,603 shares	*	*	23,794,863
SSgA Target 2035 A Unit	Common/collective fund; 1,257,478 shares	*	*	12,495,989
SSgA Target 2040 A Unit	Common/collective fund; 769,212 shares	*	*	7,543,616
SSgA Target 2045 A Unit	Common/collective fund; 531,710 shares	*	*	5,216,088
SSgA Target 2050 A Unit	Common/collective fund; 217,848 shares	*	*	2,136,833
SSgA Target 2055 A Unit	Common/collective fund; 39,773 shares	*	*	390,230
* A-B InBev Company ADR Fund	Common stock fund; 1,613,366 shares	*	*	98,379,850
Dreyfus Treasury Prime Cash Fund	Short-term investment fund; 232,428 shares	*	*	232,428
* Notes receivable from participants	4.25% to 9.25%, maturing through December 2021	*	*	81,202,310

				$2,674,310,600

The above information is a required disclosure for IRS Form 5500, Schedule H, Part IV, Line 4i.

*	Investment represents allowable transaction with a party-in-interest or represents a party-in-interest to the Plan.

**	Cost information has been omitted as all investments are participant directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

ANHEUSER-BUSCH DEFERRED INCOME STOCK PURCHASE AND SAVINGS PLAN

/s/ Robert G. Zimmer
Robert G. Zimmer Director, Retirement Plans

June 25, 2012

EXHIBIT INDEX

23.1                Consent of Independent Registered Public Accounting Firm—Grant Thornton LLP

23.2                Consent of Independent Registered Public Accounting Firm—PricewaterhouseCoopers LLP